# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Li Bang International Corporation Inc., CIK 0001896425
CUSIP: G5480M110
Title of class of securities: Class A Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: No. 190, Xizhang Road, Gushan, Jiangyin, China (F4), 214414
Date of event which requires filing of this statement: 07/23/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149407

## Reporting persons
- JAEMIN SON: type of reporting person: individual (IN); citizenship or place of organization: Korea Republic Of (M5); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Schedule 13G is being filed with a delay due to administrative and technical difficulties encountered by the Reporting Person, a first-time foreign individual filer, in obtaining the EDGAR filer credentials required to make the filing. The Reporting Person could not readily determine its beneficial ownership percentage because such determination required information regarding the Issuer's total outstanding Class A Ordinary Shares that was not available from the brokerage's account records. Upon noticing discrepancies in the transaction records, the Reporting Person made inquiries with the brokerage to clarify the transaction details and became aware that its beneficial ownership may have temporarily exceeded five percent of the Issuer's outstanding Class A Ordinary Shares.
  
  The brokerage's order inquiry screen and transaction statement reflected different dates for the same transactions. The brokerage subsequently confirmed in writing, on August 3, 2026, that its transaction statement reflects a settlement date two business days after the trade date (T+2), excluding weekends, while its order inquiry screen reflects the actual trade date. Applying the brokerage's confirmed recordkeeping convention, the acquisition on July 23, 2026 (Thursday, KST) settled on July 27, 2026 (Monday), consistent with the July 27, 2026 date shown on the transaction statement. The disposition on July 24, 2026 (Friday, KST) similarly settled on July 28, 2026 (Tuesday), consistent with the transaction statement. Based on the brokerage's written clarification, the Reporting Person has treated July 23, 2026 as the applicable trade date for purposes of this filing.
  
  The Reporting Person used the most recently available public information regarding the Issuer's outstanding Class A Ordinary Shares that it reasonably identified as available at the time of the transactions as the basis for calculating beneficial ownership for purposes of this filing. The Reporting Person has since disposed of all such shares and beneficially owns no Class A Ordinary Shares as of the date of this filing.
  
  Despite significant practical obstacles in obtaining the documentation and credentials necessary for EDGAR filing, including difficulties satisfying the applicable identity-verification and notarization requirements in South Korea, the Reporting Person made continuous, good-faith efforts to comply. The Reporting Person ultimately obtained Korean-form notarization together with an Apostille certification, after which SEC EDGAR Filer Technical Support advised that such documentation may be acceptable for Form ID identity verification, subject to applicable requirements, including translation of foreign-language notarial markings into English and inclusion of the notarized page in the Form ID PDF. That Form ID submission was subsequently rejected by EDGAR for a missing signature. Upon receiving a South Korean passport for the first time on August 5, 2026, the Reporting Person obtained U.S.-style notarization through a remote online notarization service and resubmitted the Form ID application. The Reporting Person subsequently received confirmation from SEC EDGAR that it had been added as Account Administrator for CIK 0002149407.
  
  Should subsequently available public information or additional information received from the Issuer indicate that any information contained in this Schedule 13G requires correction, the Reporting Person will promptly evaluate whether an amendment is required. See Exhibit 99.2 for a detailed timeline.

## Item 1. Issuer
Name of issuer: Li Bang International Corporation Inc.
Address of issuer's principal executive offices: No. 190, Xizhang Road, Gushan, Jiangyin, 214414

## Item 2. Person Filing
Name of person filing: JAEMIN SON
Address of principal business office or, if none, residence:
Street 1:104-401, 66, Gyeongchun-ro 276beon-gil
Street 2:Kumho Oullim, Sutaek-dong
City:Guri-si
State or Country:Gyeonggi-do, Republic of Korea
ZIP Code:11931
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.2 - Timeline of Reporting Person's Diligent Efforts to Obtain EDGAR Filer Credentials

## Signatures
- JAEMIN SON: JAEMIN SON, Individual (08/10/2026)